Exhibit 99.1

BESPOKE CAPITAL ACQUISITION CORP.

(the “Company”)

Adjourned Special Meeting of Shareholders

Held on May 28, 2021

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the adjourned special meeting of shareholders of the Company held virtually on May 28, 2021 (the “Meeting”). The matters set out below are described in greater detail in the Company’s management information circular dated April 9, 2021 (the “Circular”), as amended from time to time, a copy of which is available on SEDAR at www.sedar.com. At the special meeting of shareholders of the Company held on May 6, 2021, to accommodate the Securities and Exchange Commission’s review of the registration statement related to the Company’s proposed business combination with Vintage Wine Estates, Inc. (“VWE”), voting on the approval of the Company’s business combination with VWE and the continuance of the Company from the from the laws of the Province of British Columbia to the laws of the State of Nevada, was adjourned until May 28, 2021. This report of voting results pertains to matters voted on at the adjourned meeting only.

1.	Approval of the Transaction Resolution

According to proxies received and a vote by ballot, holders of class A restricted voting shares and class B shares of the Company present in person and represented by proxy at the Meeting voted to approve the Company’s business combination with VWE, in accordance with the terms of the transaction agreement dated February 3, 2021 among the Company, VWE Acquisition Sub Inc., VWE, Bespoke Sponsor Capital LP, and Darrell D. Swank as the seller representative.

2.	Approval of the Continuance Resolution

According to proxies received and a vote by ballot, holders of class A restricted voting shares and class B shares of the Company present in person and represented by proxy at the Meeting voted to approve, by special resolution, the continuance of the Company from the laws of the Province of British Columbia to the laws of the State of Nevada and the articles of domestication and articles of incorporation of the continued corporation providing for, among other things, the change of name of the Company to “Vintage Wine Estates, Inc.”.

The following are the voting results on the aforementioned matters:

	Number of shares that were voted “FOR”	Percentage of shares that were voted “FOR”	Number of shares that were voted “AGAINST”	Percentage of shares that were voted “AGAINST”
Transaction Resolution	23,921,927	91.86%	2,121,000	8.14%
Continuance Resolution	23,662,647	90.86%	2,380,280	9.14%